November 18, 2024

Paul H. Sunu
Chief Executive Officer
Windstream Parent, Inc.
4005 Rodney Parham Road
Little Rock, AR 72212

       Re: Windstream Parent, Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed October 29, 2024
           File No. 333-281068
Dear Paul H. Sunu:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 4, 2024 letter.

Amendment 2 to Registration Statement to Form S-4 filed October 29, 2024 Summary Historical Financial Data of Windstream, page 29

1. We note your response to prior comment 1. Given that Adjusted EBITDA relates to a debt covenant, we believe it should only be disclosed in the Liquidity section of your filing and only as it relates to the debt covenant. Please revise accordingly.
Information about New Uniti, page 59

2. We note your statement that, "On a pro forma basis, New Uniti generated approximately $4.3 billion and $2.1 billion of revenue and $1,110.4 million and
       $131.9 million of net income for the year ended December 31, 2023 and the six months ended June 30, 2024." Whenever referencing pro forma net income in your filing, please add disclosure stating what portion of that net income is non-recurring.
 November 18, 2024
Page 2

3. We note your response to prior comment 11. Please provide a more balanced discussion of New Uniti in your filing including highlighting that the network assets
      currently have economic obsolescence, are expected to continue to have excess service capacity, and discuss the rising replacement costs of assets used in telecommunications industry.
Unaudited Pro Forma Condensed Combined Financial Information, page 75

4. We note your response to prior comment 2. Please clarify your disclosure as to how you considered guidance in ASC 805-10-55-12(b) given that Elliot affiliates will be the largest minority shareholders of New Uniti (i.e. they will own 34.02% of New
      Uniti per disclosure on page 292). Explain why Elliot affiliates will own 73.2% of
      New Uniti immediately prior to the acquisition. Also, disclose if the composition of the board is subject to change within a short period of time after the acquisition date.
5. We note your response to prior comment 3. Please present the range of possible results from a favorable and unfavorable outcome of the private letter ruling with equal prominence pursuant to Rule 11-02(a)(10) of Regulation S-X.
6. We note your response to comment 5. Please clarify why your elimination of intercompany adjustments do not appear to balance. Please expand Note 9 to address this issue.
7. We note your response to prior comment 6. It appears that Windstream is accounting for the 2020 Settlement as a lease modification while Uniti is accounting for the 2020
      Settlement as litigation expense. Given that this is the same transaction, tell us why the accounting is different and does not mirror one another.
8. We are considering your responses to prior comments 6, 18 and 20 and may have additional comments.
9. We note your response to prior comment 13. Please provide a footnote explaining with quantitative detail what makes up $429 million cash consideration to be paid by
      Uniti to Windstream.
10. Please total in footnote 2B the various amounts impacting additional paid-in capital so that this amount agrees with the amount of the corresponding adjustment appearing on the pro forma balance sheet on page 79.
11. With regard to valuation of assets acquired, please explain in detail why the values of
      PP&E and deferred tax asset were significantly modified in this amendment. Tell us if you learned something new or whether you changed your valuation methodology.
12.   Please quantify the amounts netted in adjustment 2J.
13. Regarding adjustments 4A and 4B, please provide specific explanations for the reductions in property, plant and equipment. It is unclear why the adjustments are
      being made as apart of an elimination of pre-existing relationships. Normally an acquisition of tangible property would be recorded at fair value in the purchase price allocation.
14. We refer to adjustment 5AA. Please show the details of the amounts netted in the adjustment. Explain why additional debt resulted in less interest expense. Also, adjust for debt extinguishment expense as noted in adjustment 5D.
 November 18, 2024
Page 3

15. Please quantify the amounts netted in adjustment 5D. Confirm all aspects of the debt refinancing, as noted on pages F-94 and F-95, are included in the adjustment.
16. We note disclosure on page 47 that states, "Following the Closing, New Uniti may, but is not required to, consummate the Post-Closing Reorganization, which would
       combine Windstream   s and Uniti   s debt into a single silo capital
structure with a
       common parent entity." Tell us how you considered whether the effect of combining
       Windstream's and Uniti's debt should be presented in the pro forma financial statements.
17.    On page 27 you state, "The new supplemental indenture to the Windstream
2028
       Notes Indenture became effective on September 18, 2024, but the Windstream 2028
       Notes Indenture Amendments included therein will not become operative until the date the consent fee is paid." Tell us how this is reflected in your pro forma financial statements and / or revise accordingly.
18. Please explain in footnote 7D your rationale for recording the deferred tax assets net of a valuation allowance of $448.4 million.
19. Please expand footnote 7CC so that your calculation of the adjustment to depreciation expense is transparent.
20. Please expand footnote 7DD so that your calculation of the adjustment to amortization expense is transparent. This should include the calculation of total pro forma amortization based upon the assigned useful lives of acquired intangible assets less the amortization recorded in the historic financial statements.
Liquidity and Capital Resources Following the Merger, page 157

21. Disclose if legacy Windstream and Uniti have been in compliance with their debt covenants for the periods presented. Also, discuss the covenant compliance obligations following the merger.
Windstream Holdings II, LLC Consolidated Financial Statements
9. Leases, page F-38

22. It is not clear to us why you allocated $400 million in settlement payments to the 1.8 million fiber strands miles relinquished by Windstream. This allocation does not seem
       to agree with Section 8 of the Settlement Agreement which states,    The
APA
       Purchase Price and IRU Purchase Price will constitute consideration for the Acquired
       Assets and the reversion of Windstream   s exclusive right to use the
UOWL fiber
       strand miles unless such amounts are materially inconsistent with the appraisal of such
       assets.    Please explain.

General

23. Please update your financial statements for the nine months ended September 30,
       2024.
 November 18, 2024
Page 4

        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Jan Woo at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Ben Pedersen